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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

     (MARK ONE)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 2000

                                       OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934   [NO FEE REQUIRED]

     For the transition period from _______________ to ____________________.

                       Commission File Number: 000-25051


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PROSPERITY BANCSHARES, INC.
                          401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PROSPERITY BANCSHARES, INC.
                                4295 SAN FELIPE
                             HOUSTON, TEXAS 77027

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

                          PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                    CONTENTS

Report of Independent Auditor...................................................................      2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.................................................      3
Statements of Changes in Net Assets Available for Benefits......................................      4
Notes to Financial Statements...................................................................      5

JOHN S. LUBY
CERTIFIED PUBLIC ACCOUNTANT
-----------------------------------------------------------------------------------------------------------------------
615 N. Upper Broadway, Suite 627, Corpus Christi, Texas 78477
email - jluby@ciris.net                                                                          Ph.  (361) 883-0292
                                                                                                 Fax (361) 882-3399


To the Audit Committee of
the Prosperity Bancshares, Inc.
401K Profit Sharing Plan

I have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Corpus Christi, Texas
June 29, 2001                                     /s/ John S. Luby, CPA

                          PROSPERITY BANCSHARES, INC.
                           401K PROFIT SHARING PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                     ------------------------
                                                         2000         1999
                                                     -----------   ----------
ASSETS
  Cash                                                $    9,503   $   10,873
  First Prosperity Bank - Certificate of Deposit       1,426,187    1,098,325
  Prosperity Bancshares, Inc. Equities                 2,088,188    1,648,128
  Loans                                                  175,696      108,960
  U. S. Government Securities Fund                       157,481      143,192
  Fundamental Investors                                   57,716       28,338
  New Economy Fund                                        10,163        5,782
  New Perspective Fund                                   449,644      431,636
  Washington Mutual Investment Fund                      131,691      151,277
  Capital Income Builder                                  15,543       11,840
  Cash Management Trust of America                       113,154      566,449
  Capital World Growth and Income                         13,726       55,541
  American Balance Fund                                  130,175      103,964
  Bond Fund America                                      164,354      149,123
  Euro Pacific Growth Fund                                88,148       36,442
  Growth Fund of America                                 224,079       55,355
  American High Income Trust                              16,231          544
  Intermediate Bond Fund of America                        1,972       13,147
  Investment Company of America                          444,505      331,034
  AMCAP Fund                                              37,131       21,375
  Income Fund of America                                  10,472        7,569
  American Mutual Fund                                    10,077        9,581
  Capital World Bond Fund                                    183            -
  Small Cap World Fund                                    28,059        9,632
                                                      ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $5,804,078   $4,998,107
                                                      ==========   ==========


See accompanying notes.

                          PROSPERITY BANCSHARES, INC.

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                               2000         1999
                                                            ----------   ----------
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net appreciation in fair value of investments             $   60,388   $  480,955
  Interest and dividends                                       491,177      140,559
                                                            ----------   ----------
                                                               551,565      621,514

CONTRIBUTIONS:
  Participants' Rollovers                                       44,500    1,897,818
  Participants' Elective Deferrals                             398,371      370,277
  Employer's                                                   207,245      182,454
                                                            ----------   ----------
                                                               650,116    2,450,549
                                                            ----------   ----------


TOTAL ADDITIONS                                              1,201,681    3,072,063

DEDUCTIONS
  Deductions from net assets attributable to rollovers
     or withdrawals paid to participants                       395,710      233,705
  Administrative expenses                                            -        3,800
                                                            ----------   ----------
                                                               395,710      237,505
                                                            ----------   ----------

  Net increase in assets available for benefits                805,971    2,834,558

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                          4,998,107    2,163,549
                                                            ----------   ----------
  End of Year                                               $5,804,078   $4,988,107
                                                            ==========   ==========

See accompanying notes.

                          PROSPERITY BANCSHARES, INC.
                           401K PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1.   DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of First Prosperity Bank (the "Bank") who have completed at least three months of service and are twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank, at its discretion, may contribute to the Plan, on a participant's behalf, a matching contribution which is determined annually. In 2000 and 1999, the Bank matched 50% of the employees' contributioins.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan's fund options. Participants may change their investment options quarterly. Employer contributions are matched to the funds designated by the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                          PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                           DECEMBER 31, 2000 AND 1999



1.   DESCRIPTION OF PLAN (Continued)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is vested ratable (20% at the end of the second year as a participant in the plan) over a six-year period.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest is paid ratable through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee's entire benefit, (3) equal installments over a fixed period not to exceed the employee's life expectancy or the joint and last survivor's life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the participant must demonstrate that an immediate and necessary financial hardship has been incurred.

FORFEITURES

Any forfeiture subject to allocation during each Plan Year shall be allocated among all participants in accordance with the provisions of the Plan. On the basis of the information furnished by the administrator, the Trustee shall keep separate books and records concerning the affairs of each participant hereunder as to the accounts and credits of each participating employee.

                          PROSPERITY BANCSHARES, INC.
                           401K PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                          DECEMBER 31, 2000 AND 1999



1.   DESCRIPTION OF PLAN (Continued)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Bank's stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximate fair value. Certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INVESTMENTS

The Plan's investments are held in separate mutual funds, certificates of deposit, and equity stock of Prosperity Bancshares, Inc. The following table presents investments at December 31, 2000 and 1999.

                          PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                           DECEMBER 31, 2000 AND 1999


3.    INVESTMENTS (Continued)

                                                                         December 31,
                                                                   -----------------------
                                                                      2000         1999
                                                                   ----------   ----------
Investments at fair value:

  Cash                                                             $    9,503   $   10,873
  First Prosperity Bank - Certificate of Deposit                    1,426,187    1,098,325
  Prosperity Bancshares, Inc. Equities                              2,088,188    1,648,128
  Loans                                                               175,696      108,960
  U. S. Government Securities Fund                                    157,481      143,192
  Fundamental Investors                                                57,716       28,338
  New Economy Fund                                                     10,163        5,782
  New Perspective Fund                                                449,644      431,636
  Washington Mutual Investment Fund                                   131,691      151,277
  Capital Income Builder                                               15,543       11,840
  Cash Management Trust of America                                    113,154      566,449
  Capital World Growth and Income                                      13,726       55,541
  American Balance Fund                                               130,175      103,964
  Bond Fund America                                                   164,354      149,123
  Euro Pacific Growth Fund                                             88,148       36,442
  Growth Fund of America                                              224,079       55,355
  American High Income Trust                                           16,231          544
  Intermediate Bond Fund of America                                     1,972       13,147
  Investment Company of America                                       444,505      331,034
  AMCAP Fund                                                           37,131       21,375
  Income Fund of America                                               10,472        7,569
  American Mutual Fund                                                 10,077        9,581
  Capital World Bond Fund                                                 183            -
  Small Cap World Fund                                                 28,059        9,632
                                                                   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $5,804,078   $4,998,107
                                                                   ==========   ==========

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in any of the twenty-one investment options.

                          PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                           DECEMBER 31, 2000 AND 1999



4.   TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

5.    RELATED PARTY TRANSACTIONS

Investment transactions in the Prosperity Bancshares, Inc., Certificates of Deposit and Prosperity Bancshares, Inc. Equities are administered by the Trustee. These transactions qualify as party-in-interest transactions.

6.   CHANGE IN ADMINISTRATORS

During June 1999, the Bank changed third party administrators. In addition, the Bank revised the Plan Document to include changes in the trustee and the investments options from an insurance company administered trust fund to mutual funds.

7.   ROLLOVERS FROM UNION STATE BANK OF EAST BERNARD 401(k) PLAN

Effective June 1, 1999, the individual account balances of all participants in the Union State Bank of East Bernard 401(k) Profit Sharing Plan were rolled over into the Plan. This amount has been included on the Statement of Changes in Net Assets Available for Benefits as Participants' Contributions - Rollovers.

8.   SUBSEQUENT EVENT

Effective May 1, 2001 First Prosperity Bank changed its name to Prosperity Bank.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 29, 2001                  PROSPERITY BANCSHARES, INC. 401(k) PROFIT
                               SHARING PLAN



                               /s/ Michael Harris
                               ---------------------------------
                               Michael Harris
                               Trustee

                               INDEX TO EXHIBITS


EXHIBIT NO.              DESCRIPTION
-----------              -----------

   23.1                Consent of John S. Luby, CPA